Gelteq Limited
Level 4

100 Albert Road

South Melbourne VIC, 3025

Australia

VIA EDGAR

August 30, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Eric Atallah

Re:	Gelteq Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted June 30, 2022

CIK No. 0001920092

Dear Eric Atallah:

Gelteq Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 21, 2022, regarding Amendment No. 1 to the Draft Registration Statement on Form F-1 submitted to the Commission on June 30, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement (the “Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on June 30, 2022

Recent Developments, page 4

1.	We note from your response to prior comment 7 that the valuation of the shares in your pre-IPO capital raising reflect marketability and illiquidity discounts, while the shares issued on February 4, 2022 do not reflect such discounts. It remains unclear whether there is an objective basis to reasonably conclude that the fair value of your stock in February 2022 was so much higher than in your pre-IPO capital raising estimates. Please address the following:

●	Explain the methodology and significant assumptions used in determining the marketability and illiquidity discounts;

●	Tell us why marketability and illiquidity discounts were not considered in your February 4, 2022 valuation; and

●	Identify all specific facts and circumstances occurring between the two valuation dates that could reasonably have a material favorable and unfavorable impact on the fair value of your stock.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that for the February 4, 2022 private placement, the Company had determined the price of AUD $4.00 (USD $2.88) per share in December 2021. This price reflected a 5% increase to the price in June 2021 of AUD $5.10 (USD $3.68), which determination is detailed in our response to comment 8 below. The price used in the February 4, 2022 private placement took into account the following factors:

●	The Company made a key assumption that an IPO and a public market for the Company’s Ordinary Shares would be created by June 30, 2022.

●	The Nasdaq Composite Index increased from 14,980 on December 20, 2021 to 15,871 on December 27, 2021. This analysis reflected close to a 5% increase in public company valuations at the time when the Company undertook pricing analysis. The Company subsequently took into account the public market rise in valuations, together with increased potential investor sentiment to reflect the 5% increase in value since June 14, 2021, of AUD $5.10 a share.

●	The number of interested investors, through “test the water” discussions, that showed interest to invest at the abovementioned valuation structure. This was vindicated by the speed at which we were able to convert interest to firm commitments at the abovementioned valuation structure.

●	Prior to the completion of the discussions, the Company had not received a formal valuation proposal.

The Company also advises the Staff that for the pre-IPO capital fund raising that occurred after February 4, 2022, the Company had determined the price of AUD $1.86 (USD $1.34) per share on May 11, 2022. The determination, including marketability and illiquidity discount, was attributable to the following factors:

●	The deterioration of the global economic environment deteriorating post-February 2022. For instance, on May 11, 2022, the Nasdaq Composite Index had fallen to 11,364 since the February 2022 private placement, reflecting close to a 30% drop since the Company last set a share price as described above. Further, central banks raised interest rates in unison and high inflation rates across multiple economies was reported. These macroeconomic trends increased the cost of capital and lowered stock valuations globally.

●	Waning investors’ appetite in the capital markets at that time due to uncertainty in the markets. This was ascertained through feedback received from potential investors during the Company’s “testing the waters” discussions that occurred in early May 2022, which indicated a reduction of approximately 30-40% of the Ordinary Shares price was not sufficient to induce investors given the state of the IPO process and the Company’s need for funds.

●	Increased timelines for the Company remaining private, with the Company unable to meet the previous June 2022 milestone for a public listing event.

●	The Company’s need for external working capital to continue to achieve its short-term objectives.

●	Growing evidence of potential ‘down-rounds’ being undertaken by private companies.

●	The Company acknowledged that challenging market conditions led to a general drop in the valuations of listed and unlisted equities in the first quarter of 2022. More significant falls in valuations were evident in companies which were (i) not profitable and (ii) early stage and / or pre-revenue.

●

The Company conducted an analysis for the reduction in pricing of its Ordinary Shares that would be palatable for potential investors given the above factors. The Company was influenced by the following information publicly available prior to the pre-IPO capital raising activities with the below companies listed on page 70 of our Registration Statement for comparison:

●	Oramed Pharmaceuticals Inc. (NASDAQ: ORMP) closed trading on December 27, 2021 at $14.65 and on May 11, 2022 its share price had decreased to $3.89, reflecting an approximate 277% decrease in share price.

●	Lexaria Bioscience Corp. (NASDAQ: LEXX) closed trading on December 27, 2021 at $4.23 and on May 11, 2022 its share price had decreased to $2.37, reflecting an approximate 66% decrease in share price.

●	Nutriband Inc. (NASDAQ: NRTB) closed trading on December 27, 2021 at $3.08 and on May 11, 2022 its share price had decreased to $3.42, reflecting an approximate 22% decrease in share price.

Further, the Company advises the Staff that the Company’s determination of the share price of AUD $1.86 (USD $1.34), a 298% discount to share price, and valuation structure, rounded to the nearest whole number (USD $10,000,000), was not indicative of fair value. The discount and valuation structure reflected the growing concern for the share price performance of (i) Oramed Pharmaceuticals Inc. (NASDAQ: ORMP), a company developing oral delivery systems for diabetes treatment that reflects similar therapeutic goals as us, (ii) investors’ sentiment at the time and (iii) urgency to provide working capital to the business for a public listing and accomplish business objectives.

Summary Financial Data, page 11

2.	We note your response and revision to prior comment 10. Please revise to disclose the currency used in your Summary Financial Data and Management’s Discussion and Analysis.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure on pages 11, 12, 48, 49, 50, 51, 52 and 53 of the Registration Statement.

Revenues, page 45

3.	Please disclose here and on page 1 whether the expected June 2022 product shipments actually transpired. If so, quantify the volume of products shipped.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure on pages 1, 4, 45, 57 and 59 of the Registration Statement.

Business Pet Market Insights, page 62

4.	We note your responses to previous comment 4 and re-issue the comment in part. We note there is still a reference in this section to statistical information contained in a survey reported on www.kerry.com. Please either file the hyperlinked information or revise the prospectus to remove the URL.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure on page 62 of the Registration Statement.

Research and Development, page 68

5.	We note your revised disclosure that the shelf-life stability testing to be run concurrently with your clinical trials in Melbourne, Australia will be run by an FDA accepted group. Please clarify what you mean by the term "FDA accepted group."

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure on page 68 of the Registration Statement.

Interim Financial Statements, page F-2

6.	Consistent with your disclosures throughout the filing, please revise your presentation to clearly indicate if amounts are presented in United States Dollars (US$) or Australian Dollars (A$). Also, please indicate on pages F-2, F-4 and F-5 the dates of the periods presented (e.g., July 1 to March 31).

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure on pages F-1 to F-23 and F-25 to F-29 of the Registration Statement.

Statement of profit or loss and other comprehensive income, page F-2

7.	We note that for the nine months ended March 31, 2022 and 2021, you present your research and development tax incentive as Revenue - Other Income. However for the year ended June 30, 2021 and 2020, these amounts are presented as a tax benefit. Please revise to present these amounts consistently. Refer to paragraphs 29 to 31 of IAS 20.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure on page 52 of the Registration Statement. The Company advises the Staff that for the nine months ended March 31, 2022 and 2021, our interim financial statements include the R&D Tax Incentive as other income. This is in contrast to the financial statements for the year ended June 30, 2021 and 2020, where the R&D Tax Incentive was listed as a tax expense. We have not reclassified the amounts in the financial statements for the year ended June 30, 2021 and 2020, due to the fact that these amounts are wholly immaterial, and the reclassification, if any, does not impact our overall losses for either year, nor our earnings per share. For future financial statements, the R&D Tax Incentive will be classified as other income rather than tax expenses, which reflects the differences between other income and t expenses across the interim (March 31, 2022) and full year (June 30, 2021) financial statements.

Note 19 - Interests in Subsidiaries, page F-51

8.	As previously requested, please provide a complete analysis on how the transactions were accounted for. Provide details (dates, number of shares, cash proceeds) on any third party cash equity transactions you used to estimate fair value. Explain how the $8.11 share transaction referenced in your response is consistent with the Statement of Cash Flows on page F-37 which reflects no proceeds from stock transactions in the 2021 fiscal year. Provide us with the "long-term cashflows forecast" referenced on page F-52 and give us the material assumptions you used including product sales price, sales volumes, gross margin, free cash flow, discount rates, terminal growth rates, and product lifespan and tell us how these assumptions are reasonably supportable since the Target companies had no sales or operations when acquired. Specify the IFRS guidance that supports your valuation methodology. Explain how you concluded that a 20 year useful life was appropriate for "trade secrets" by citing the relevant IFRS guidance. Explain how you determined that the transactions should not have been accounted for as reverse acquisitions under IFRS 3.B19-B27. Based on page F-47, it appears that there may have been a change in control resulting from these transactions. In addition, the merger contracts appear to report common stockholders. Finally, if the June 13, 2021 AUD$5.10/sh valuation was indeed accurate, please explain whether you expect to recognize a material impairment charge in light of the AUD$1.97/sh (USD$1.34/sh) valuation disclosed on page 5. Given the materiality of the trade secrets asset to your Balance Sheet, we may have further comments.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in June 2021, the acquisition (the “Transactions”) was treated as an intangible asset acquisition rather than a business combination due to the relevant entities not meeting the business definition included in IFRS 3. The Transactions constituted a scrip for scrip transaction, and as such, the purchase price included an assessment of the fair value of the Company’s shares. The Company believed the most appropriate determinate of fair value were the most recent, which were less than 12 months, third-party capital raise transactions, which were:

●	84,000 shares issued, on a post-split basis, on February, 28, 2020 at an issue share price of $3.5714;

●	39,900 shares issued, on a post-split basis, each on August 3, 2020 and August 5, 2020 at an issue share price of $8.1114 for an aggregate of 79,800 shares;

●	Cash received from the August 5, 2020 issuance in the 2020 financial year; and

●	The Company adopted a discount of approximately 23% on the weighted average of the three share issuances listed above for the purposes of valuing the purchase consideration, on a conservative basis. This resulted in a share price of AUD $5.10 (USD $3.68).

The foregoing method was adopted by the Company based on advice received from its independent accounting group, Lowe Lippmann Chartered Accountants, on the best method to fairly value the Transactions.

The Transactions were not deemed to be a reverse acquisition transaction under IFRS 3.B19-B27 as:

●	The legal acquirer, Gelteq Pty Ltd, and its management, and/or those charged with governance, retained operational and strategic control over the merged entity;

●	The post-transaction entity maintained, in substance, the Company as the controlling entity in the group; and

●	The legally acquired entity had minimal operations or assets, aside from the acquired intellectual property.

Resulting from the Transactions, the Company as a consolidated entity acquired trade secrets. Trade secrets are attributable to specific products and brands developed by those entities and the positive synergies expected to the consolidated entity from the Transactions. The trade secret classifies as a standard patent and hence has a useful life for 20 years. This timeline has been taken from IP Australia, an agency of the Department of Industry, Innovation and Science of the Australian Government (https://www.ipaustralia.gov.au/patents/understanding-patents/types-patents) and is globally the standard practice. The treatment is governed by IAS38.

The Company also advises the Staff that in terms of impairment analysis of intangibles assets, as of June 30, 2022 and August 15, 2022, the Company does not consider the discounted Pre-IPO raising share price of $1.34 as an indication of impairment of the intangible assets. This discounted pricing strategy was a contextual decision made by the Company to pursue its business objectives and to become a publicly-traded company with reference to response to comment 1 about Company’s concern at that point of time. As of April 18, June 30 and August 15, 2022, the Company concluded there were no indicators of impairment on the assets as of the nine month period ended March 31, 2022. This conclusion was derived from:

●	Recovering publicly traded share prices, an indicator of fair value, of comparable companies. Accordingly, the Company completing an indicators of impairment checklist in accordance with IAS 36 – Average share performance, of active comparable companies such as:

●	Oramed Pharmaceuticals Inc. (NASDAQ: ORMP) closed trading share price on April 18, 2022 at USD $6.52, June 30, 2022 at USD $4.58 and 15th of August at USD $9.91.

●	Lexaria Bioscience Corp. (NASDAQ:LEXX) closed trading share price on April 18, 2022 at USD $4.05, June 30, 2022 at USD $2.98 and 15th of August at USD $3.20.

●	Nutriband Inc. (NASDAQ:NRTB) closed trading share price on April 18, 2022 at USD $ 4.21, 30th June at USD $3.52 and August 15, 2022 at USD $4.79.

These datapoints provided the Company with a share price range of USD $4.17- $5.96 which is above the USD $3.68 (AUD $5.10) the value per share adopted for purchase consideration of the intangible assets.

●	The Company completed an impairment analysis model in accordance with IAS 36 – The internal model used by the Company showed that the recoverable amount exceeded the carrying amount. The recoverable amount was calculated as the higher of assets value in use (VIU) and its fair values less cost of disposal (FVLCD). Both the VIU and FVLCD were calculated using discounted cash flow method. Note that:

●	A conservative model with a discount rate of 25% was used;

●	Value in use headroom sensitivity was tested through rigorous and worst case scenario inputs;

●	Fair value headroom assumed an expected IPO price of USD $5.00 as indicative of the current fair value of the Company’s Ordinary Share price;

●	This price point falls in the range specified above with the comparable company price points listed above; and

●	The range assumption was further supported by the acquisition of BioDelivery Sciences International, Inc. (NASDAQ: BDSI) by Collegium Pharmaceutical, Inc. (NASDAQ: COLL) for a price of $5.60 per share on the February 14, 2022.

Further, the Company also advises the Staff that as part of the Company’s year-end audit process, which will be concluded by end of October 2022, the Company will be submitting an impairment analysis checklist and impairment analysis model both in accordance with IAS 36. Both will be validated by an independent third party valuation service and submitted to the Company’s independent auditors for review. The outcome of this review will be disclosed through the annual audit report due by the end of October 2022.

The Company advises the Staff that the Company had updated its subsequent event disclosure on page F-29 of the financial statements for the nine months ended March 31, 2022 which summarizes the aforementioned approach and view.

General

9.	We note your revised disclosure throughout the filing referring to various events that were to occur in June 2022, including orders to be delivered relating to deferred revenue, the commencement of formal testing for feline products, and the expected issuance of shares to Ocean Street Partners, Inc. Please revise this disclosure in each place that it appears to provide an update on each of these matters.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure on pages 1, 4, 5, 45, 57 and 59 of the Registration Statement.

10.	We note your revised disclosure throughout the prospectus which states that you have "successfully developed" certain products. Please explain your use of the phrase, as the company has not received regulatory approvals for any of its products to date and has been funded since inception by equity contributions, related party loans and government grants/tax incentives rather than product sales.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure on pages 3 and 59 of the Registration Statement.

***

We thank the Staff for its review of the foregoing and the Registration Statement. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer
Gelteq Limited

cc:	Richard I Anslow, Esq.
Ellenoff Grossman & Schole LLP